Exhibit 12.1

Automatic Data Processing, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Year Ended
	June 30, 2018	June 30, 2017	June 30, 2016	June 30, 2015	June 30, 2014
(In millions, except ratios)
Earnings
Earnings from continuing operations before income taxes	$2,171.1	$2,531.1	$2,234.7	$2,070.7	$1,879.2
Add: Fixed charges	181.0	158.2	123.4	73.8	81.9
Total Earnings as defined	$2,352.1	$2,689.3	$2,358.1	$2,144.5	$1,961.1
Fixed Charges
Interest expense (a)	$102.7	$80.0	$56.2	$6.5	$6.1
Interest component of rental expense (b)	78.3	78.2	67.2	67.3	75.8
Total Fixed Charges	$181.0	$158.2	$123.4	$73.8	$81.9
Ratio of Earnings to Fixed Charges	13.0	17.0	19.1	29.1	23.9

(a)	Interest expense does not include interest expense/(benefit) related to uncertain tax positions of $3.2 for 2018, $3.0 for 2017, $1.1 for 2016, ($2.7) for 2015, ($3.4) for 2014.

(b)	Fixed charges include one-third of rental expense, which management believes is a reasonable approximation of the interest component.